April 23, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United State Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC

Registration Statement on Form S-1

Filed March 7, 2012

File No. 333-179941

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2012, with respect to the Registration Statement on Form S-1 (File No. 333-179941) initially filed with the Commission on March 7, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

We are requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests for our responses to comments 1, 2 and 5.  Our responses to those comments are redacted from this EDGAR filing.

Comments from the Division of Investment Management

1.
The disclosure on page 28 briefly describes why you do not believe that Prosper Funding LLC is an investment company under the Investment Company Act of 1940 (“1940 Act”).  Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act and any other provisions of the 1940 Act upon which Prosper Funding LLC is relying to except it

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

 from the definition of an investment company.  In particular, list all assets held by Prosper Funding LLC and the value you assign to each on an unconsolidated basis.

Response:  We have requested confidential treatment for this response pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests and have redacted it from this EDGAR filing.  We are simultaneously providing our unredacted response to the Staff.

2.	We understand that Prosper Funding LLC believes it can rely on the exceptions from the definition of investment company in section 3(b)(1) and section 3(c)(4) of the 1940 Act.

a.
Please explain the reliance on section 3(b)(1) in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n.5 (1961); Exemption from the Investment Company Act of 1940 for the Offer and Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

b.
Section 3(c)(4) excepts from the definition of an investment company those entities “substantially all of whose business is confined to making small loans, industrial banking, or similar businesses.”  Please explain whether Prosper Funding LLC will be “making small loans” as a peer-to-peer online credit platform (see, e.g., New England Education Loan Marketing Corporation, SEC Staff No-Action Letter (May 22, 1998)).

Response:  We have requested confidential treatment for this response pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests and have redacted it from this EDGAR filing.  We are simultaneously providing our unredacted response to the Staff.

General

3.
We note that your affiliate, PMI, continues to utilize marketing materials that make comparisons between the Notes and other securities such as government bonds, asset backed securities, and corporate bonds (see February 2012 Monthly Update).  The staff has previously discussed the appropriateness of these comparisons with PMI.  Please tell us whether Prosper Funding intends to make similar comparisons.

Response:  We acknowledge the Staff’s concerns with comparisons between the Notes and certain other securities.  In light of those concerns, we intend to closely examine the types of securities to which we compare the Notes and, in any such comparisons, we will provide disclosure about any material differences between the Notes and such securities, including, for instance, differing levels of risk attendant to each security.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

4.	We note that you present multiple sets of data as of September 30, 2011; please update these as of the most recent quarter.

Response:  We have revised the Registration Statement to provide data as of December 31, 2011, the most recent practicable date.  We will update such data again when full financial information for the quarter ended March 31, 2012 becomes available.

5.
Since Prosper Marketplace will act as the servicer of the notes and owns most of the employees who will perform the services called for by the notes and borrower agreements, please provide your analysis as to why Prosper Marketplace is not a necessary part of the investment contract.  In particular, please provide your analysis as to why Prosper Marketplace should not be considered a co-registrant of these notes and why their financial statements are not necessary for an investor to make their investment decision to purchase the notes of Prosper Funding.

Response:  We have requested confidential treatment for this response pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests and have redacted it from this EDGAR filing.  We are simultaneously providing our unredacted response to the Staff.

6.
With regard to the bankruptcy remote structure you have proposed, the staff notes that you do not have employees, PMI will pay your fees and expenses, PMI will keep your accounting records, PMI will conduct all administrative duties for you, and you will not lease office space.  In addition, we note that borrowers and lenders will most likely not distinguish between the two entities.  Please provide the staff with an opinion of counsel supporting your contention that Prosper Funding and the notes it issues will not be subject to PMI’s bankruptcy estate.  Make conforming changes to your disclosure, including the Summary and Risk Factors.

Response:  In consultation with our counsel, we are continuing to negotiate and finalize certain aspects of the structure and the contractual undertakings of the various parties described in the Registration Statement.  Prior to becoming effective, the Registration Statement (including the Summary and Risk Factors) will be revised as necessary to accurately describe and discuss the structure and contractual undertakings as finalized.  Once the final structure and contractual undertakings of the various parties can be described and analyzed in an opinion of counsel, we expect our counsel to provide us with a legal opinion addressing the risk that the separate legal existence of Prosper Funding would be disregarded in a bankruptcy of Prosper Marketplace, Inc. (“PMI”).  Our counsel has advised us that they expect the features of our program, as finalized, to support a legal opinion to the effect that, in the event PMI were to be a debtor in a case under the Bankruptcy Code (Title 11 of the United Stated Code), under current case law interpretations, a court of competent jurisdiction that properly analyzed and applied the law to the facts in a properly presented and argued case would not disregard the separate legal existence of Prosper Funding so as to order substantive consolidation under the Bankruptcy Code of the assets and liabilities of Prosper Funding with those of PMI.  As

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

is customary for legal opinions addressing the risk of substantive consolidation, such opinion will be a reasoned opinion and will be subject to the assumptions, qualifications and limitations contained therein.  However, we and our counsel anticipate that such assumptions, qualifications and limitations will be “market standard” for opinions of this type, and that the opinion will not be qualified in any respect that would result in such opinion being unacceptable to market participants (including, for example, rating agencies, although no rating is being sought for the Notes) if such opinion were being provided in connection with a securitization.

Summary, page 1

7.
On page 2, you indicate that while you are currently offering one, three and five year notes, you may change the range of maturity to as little as three months to as long as seven years.  Please advise the staff whether Prosper believes that changes to the maturity of the notes offered under this registration statement, or the registration statements filed by PMI would require a post-effective amendment under the Item 512 undertakings included in each registration statement.  Also, please revise this section and throughout the document to discuss any implications of terms longer than five years, including any tax implications for PMI or your company.

Response:  We do not believe that changes to the maturity of the Notes would require a post-effective amendment under the Item 512 undertakings included in the registration statement.  Because the registration statement already discloses that Prosper Funding might decrease the maturity of some of the Notes to as short a period as three months and increase the maturity of other Notes to as long a period as seven years, we believe that any such change would neither represent a fundamental change in the information set forth in the registration statement nor constitute material information with respect to the plan of distribution not previously disclosed in the registration statement or a material change to such information in the registration statement.

We are not aware of any tax implications related to changes to the maturity of the Notes.

Servicing, page 2

8.
You say that you are responsible for servicing the borrower loans and Notes but you have signed a Servicing Agreement with PMI that they will service the borrower loans and Notes.  Please clarify the disclosure in this section.

Response:  In response to this comment, we have revised the disclosure in this section to clarify that, while Prosper Funding is responsible for servicing the borrower loans and Notes, we have entered into a servicing agreement with PMI pursuant to which PMI will assist Prosper Funding in performing these servicing duties.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

Quick Invest, page 2

9.
Please clarify what you mean in the first paragraph on page 3 when you state that Quick Invest will place bids automatically on Notes identified by filters set up by the investor.  Is the investor ever presented with each note and given the opportunity to delete notes or change allocation amounts before purchasing?  Please provide your analysis supporting your conclusion that the investment intent included when the investor made the initial investment program is sufficient to make subsequent investments as notes become available.

Response:  Quick Invest is a loan search tool that allows lender members to identify Notes that meet their desired investment criteria.  A lender member using Quick Invest is asked to indicate: (1) the Prosper Rating or Ratings he wishes to use as a search criteria; (2) the total amount the lender member wishes to invest; and (3) the amount the lender member wishes to invest per Note.  Quick Invest then compiles a basket of Notes meeting the lender member’s search criteria.  Once Quick Invest has compiled a basket of Notes that meets all of a lender member’s specified search criteria, the member has the opportunity to review and edit the Notes in the basket before making any purchase decisions.

PMI designed Quick Invest to provide lender members with a tool with which they can quickly identify Notes that meet their desired criteria.  However, there has often been an insufficient number of listings on the platform to meet a lender member’s specified criteria, especially if a lender member is interested in investing a significant amount of money in Notes.  Accordingly, Prosper also offers investors the “Auto Quick Invest” tool.

Auto Quick Invest is designed to alleviate that difficulty by allowing a lender member to (1) run searches based on his specified criteria automatically each time new listings are posted on the platform and (2) automatically place bids on any Notes identified by such search.  The lender member is free to cancel or modify the terms of his search at any time, provided that he will be committed to any bid made using Auto Quick Invest prior to modification or cancellation.  Prosper Funding will send a notice to each lender member who uses Auto Quick Invest each time a bid is placed on his behalf.

During past discussions regarding PMI’s automated bidding plans, the Staff  expressed concerns that lenders utilizing such plans would not make individual investment decisions with respect to the notes subject to the plans.   Although initially conveyed as part of the “investment contract” analysis, subsequent discussions have made clear that these concerns relate to the “time of sale” concept discussed in the 2005 Securities Offering Reform rulemaking.  In the context of a discussion about Securities Act liability for violations under the Securities Act, the Commission indicated that the termination of a prior contract of sale and formation of a new contract of sale would conflict with federal law unless:

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

•	the investor is provided adequate disclosure of the contractual arrangement;

•	the investor is provided with adequate disclosure of its rights under the existing contract at the time termination is sought;

•	the investor is provided with adequate disclosure of the new information that the seller seeks to convey; and

•	the investor is provided with a meaningful ability to elect to terminate or not terminate the prior contract and to elect to enter into or not enter into the new contract.

According to the Commission, “whether the investor is given such adequate disclosure and meaningful ability will depend on the particular facts and circumstances,” including the following:

•	the manner and prominence of the disclosure of the contractual arrangements and the investor’s rights under the old contract.

•
the process by which the new or changed material information will be conveyed to the purchaser - in the Commission’s view, factors to consider in determining whether the new information has been conveyed could include whether it is identified as new or changed or is otherwise sufficiently prominent.

•	the method by which the purchaser is required to make or communicate its decisions; i.e., the purchaser must knowingly terminate the prior contract and knowingly enter into the new contract.

We respectfully submit that the above guidance does not appear to raise issues in the context of Auto Quick Invest.  To the extent that a lender wants to use the service to run a particular search, there is only one contract of sale - the one that is theoretically entered into at the time that the lender elects to use the search.  We believe the fact that a lender will need to affirmatively elect to use the search demonstrates that the investor will be entering into the new contract of sale relating to new notes that meet the investor’s criteria for that search.  Accordingly, we do not believe that the Commission’s time of sale guidance applies to the new service.

We believe a lender member enters into a contract of sale at the time that the lender member elects to run a search using Auto Quick Invest and that the lender member possesses sufficient information at that time to make a binding investment decision.  A lender member using Auto Quick Invest will be able to incorporate every piece of information that appears in a listing into that search, except for information that appears in the “Description” section of each listing, which is freeform text created by the borrower.  In other words, at the time a lender member elects to run a search, he will have access to as much information about the listings on which he will eventually bid as he

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

 would have if he searched for and bid on those listings manually; with the sole difference being that, in the former case, he will not know the content of the borrower descriptions for those listings.  For this reason, we respectfully submit that a lender member who uses Auto Quick Invest will have access to all material information regarding the listings on which he bids through Auto Quick Invest at the time of sale.

We believe this approach is consistent with the position reflected in investment advisory account no-action letters that preceded the Commission’s adoption of Rule 3a-4.  From those letters, it appears that the Commission has previously been comfortable with investors becoming committed to purchase securities based on criteria that is similar in nature to the information that Prosper Funding will make available to a lender member who uses Auto Quick Invest.  For example, in Wall Street Preferred Money Managers, Inc., SEC No-Action Letter (Apr. 10, 1992), the Commission approved a service where customers were only asked to specify their desired rate of return, acceptable degree of risk, liquidity requirements and any securities not to be purchased for their account.  The Commission took the position that advisers who made investments on behalf of clients who had provided this information could do so without further instruction from their customers.  In granting relief, the Staff of the Divisions of Investment Management and Corporation Finance noted that “[H]aving stated our views on when a discretionary investment management service and the related accounts need not register under the 1940 Act and the accounts need not register under the Securities Act, the Divisions no longer will respond to requests for no-action assurance with respect to those advisory services that (except for temporary investment of cash balances in money market funds) exclude investment company shares from clients’ portfolios, unless they present novel or unusual issues.”

We believe that these letters stand for the proposition that an investor who provides this criteria before running a search has provided enough information for an investment to be made on the investor’s behalf.  Most notably, in these letters, the Staff took the position that the investor’s provision of the information described above was a sufficient manifestation of investment intent such that the securities could be purchased within such parameters without further action on the part of the investor.

Basic Structure Diagram, page 7

10.
From this diagram, Prosper Funding and PMI appear to be one entity.  Please visually clarify that these are two separate entities and show the financial and servicing arrangements between the companies.  In addition, as servicer, it would seem the monthly payments of interest and principal would go to PMI instead of Prosper Funding, as shown.

Response:  In response to this comment, we have revised the registration statement to visually clarify that Prosper Funding and PMI are two separate entities and to show the financial and servicing arrangements between the companies.  Under the Servicing Agreement that we have entered into with PMI, PMI is obligated to require all borrowers

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

 to make monthly payments of principal and interest into an account we will open with Wells Fargo Bank National Association.  We therefore respectfully submit that the diagram correctly reflects that the monthly payment flows of interest and principal go to us.

Risk Factors

11.
Add a risk factor that clarifies that investors who purchase notes from Prosper Funding will be purchasing from a company with no operating history and with a substantially small capital base.  Consequently, investors in Prosper Funding’s notes may be subject to a higher risk that Prosper Funding may become insolvent, impacting the availability of cash flows to pay the notes.

Response:  We respectfully disagree with the statement in comment number 11 that “Consequently, investors in Prosper Funding's notes may be subject to a higher risk that Prosper Funding may become insolvent, impacting the availability of cash flows to pay the notes.”  The rationale behind the formation of Prosper Funding, and the manner in which it and its contractual undertakings have been structured, are specifically designed to insulate Prosper Funding from what could be significant liabilities, contingent or otherwise, of PMI.  The potential liabilities facing PMI are described under several subheadings under “Risks Related to Us, the Platform and Our Ability to Service the Notes” in the Risk Factors section of the Registration Statement.  Prosper Funding will not be subject to the disclosed liabilities.  In addition, we anticipate that Prosper Funding will be more than adequately capitalized to meet its foreseeable obligations, and that its exposure to contingent liabilities, including indemnifications in favor of other program participants, will be circumscribed.  The fee income that will flow to Prosper Funding is anticipated to be sufficient to meet all of its ongoing operating costs, including all fees that are payable to PMI, or that would be payable to any replacement, as servicer of the loans.  Accordingly, we believe that the risk that Prosper Funding might become insolvent is less than, and not higher than, the risk that PMI might become insolvent.

In addition, we have included several risk factors under the general heading “Risks Related to Us, the Platform and Our Ability to Service the Notes” that discuss the risk to Note holders of a Prosper Funding bankruptcy, and the ways in which any such bankruptcy proceeding could adversely impact the interest of Note holders.  We believe that this disclosure is sufficient to convey to potential Note holders that, notwithstanding the structuring of Prosper Funding as a special purpose bankruptcy remote entity, there is no guarantee that Prosper Funding will not become insolvent or subject to a bankruptcy proceeding, and there are meaningful risks to Note holders that could result from such circumstances.

To further address the Staff’s concerns, we have added an additional risk factor to the Registration Statement relating to Prosper Funding under the heading “We are a new company and have no independent operating history.”  The text of the new risk factor reads:

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

“We are a newly formed limited purpose vehicle with no independent operating history.  While we believe that we will be adequately capitalized to meet our foreseeable obligations, and that our fee income will be sufficient to meet our ongoing operating costs, our financial resources will be limited and could prove to be insufficient.  In addition, we have no employees and will rely on PMI, as servicer, or other third party service providers, to perform most of our day-to-day operations.  While we generally expect the platform to present the same risks as those presented by PMI when it operated the platform, the lack of our own employees, our limited operating history, and capitalization that is less than that of PMI could make it more difficult for us to operate at a level that will be sustainable.  Absent the services to be provided to us by PMI pursuant to the Servicing Agreement, our risk management process, ability to predict loss rates and the general operation of the platform would have a thinner margin for error than does PMI.”

Some of the borrowers on the platform have “subprime” credit ratings…, page 11

12.	Please include your definition of “subprime” in this risk factor and include the circumstances when you allow subprime borrowers to list on your platform or add a cross reference to page 36.

Response:  In response to this comment, we have revised the risk factor to discuss: (i) the traditional definition of “subprime”; and (ii) the circumstances in which we allow subprime borrowers to list on our platform.

The Prosper Rating may not accurately set forth the risks…, page 12

13.
Revise the risk factor, or add a separate risk factor, that discusses your very limited financial resources that are available to pay investors who are entitled to indemnification in the event that the Prosper Rating was determined incorrectly or in the event that a note is issued for a borrower who is a victim of identity fraud.

Response:  We respectfully submit that we will have sufficient financial resources available to meet our indemnification and repurchase obligations.  Before we commence the offering, PMI will provide us with an amount of capital that we believe will be sufficient to meet our reasonably anticipated indemnification and repurchase obligations during our first six months of operations.  After six months, we expect to generate sufficient revenue to meet our reasonably anticipated obligations without receiving additional capital from PMI.  Pursuant to Exhibit C to the Servicing Agreement, we will retain from all fee income we generate in connection with our operation of the platform an amount sufficient to pay all fees and expenses we owe under any agreement relating to the operation of the Prosper System as well as any amount accrued for our indemnification and repurchase obligations before we remit any servicing fee to PMI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

In response to this comment, we have added the following paragraph to the risk factor under the heading “We are not obligated to repurchase any Notes except in limited circumstances”:

Before we commence this offering, PMI will transfer to us an amount of capital that we believe will be sufficient to meet our reasonably anticipated indemnification and repurchase obligations during the first six months of operations.  After our first six months of operations, we believe our fee income will be sufficient to cover such obligations.  In determining the amount of capital that PMI will contribute to Prosper Funding with respect to repurchase and indemnification obligations, we reviewed the history of repurchase and indemnification obligations incurred by PMI and added an additional amount to cover any shortcomings.  We believe this approach gives us a reasonable basis to conclude that we will be adequately capitalized to meet such obligations.  Nonetheless, there can be no assurance that if we are obligated to repurchase a Note, that we will be able to meet our repurchase obligation.  If we are unable to meet our repurchase obligation, you may lose all of your investment in the Note.

Our Relationship with WebBank, page 35

14.	Please describe the agreement you have with WebBank referenced on page 27, including any fees you pay in exchange for their services.

Response:  In response to this comment, we have revised “Platform Participants, Registration Requirements and Minimum Credit Criteria—Our Relationship with WebBank” to describe the agreement we have with WebBank.

Employees, page 83

15.
You state that you have no employees but we note that you have a president, secretary, vice-president and treasurer.  Please revise this section to disclose that you have four employees and disclose whether they are full time or part time.

Response:  The President, Secretary and Vice President/Treasurer are officers of Prosper Funding but not employees of Prosper Funding.  We respectfully submit that this is a standard practice, as special purpose vehicles customarily have officers but no employees.  See Practical Law Company, “Securitization: US Transaction Parties and Documents” (explaining that a special purpose vehicle “has no employees”).

Management

16.	Please advise whether Mr. Larsen will continue as President of Prosper Funding, given his recent departure from PMI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

Response:  Joseph L. Toms has replaced Mr. Larsen as President and Director of Prosper Funding.  We have revised the disclosure on page 87 of the registration statement to reflect this change.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements, page 89

17.	Please define and describe the “GSS Agreement” referred to in the second paragraph of this section.

Response:  In response to this comment, we have revised the disclosure in this section to define and further describe the GSS Agreement.

Exhibit Index

18.	Please file the Certificate of Formation.

Response:  In response to this comment, we have filed the Certificate of Formation as Exhibit 3.2.

19.	Please file the back-up servicing agreement referenced on page 21 as an exhibit.

Response:  We are still in the process of negotiating the final terms of the back-up servicing agreement.  We will file the agreement when it is complete.

20.	Please file your agreement with WebBank referenced on page 27 as an exhibit, as well as any other agreements with WebBank.

Response:  We are still in the process of negotiating the final terms of the agreements with WebBank.  We will file the agreements when they are complete.

21.	Please file the Services and Indemnity Agreement between you, PMI and Global Securitization Services, LLC as an exhibit.

Response:  In response to this comment, we have filed the Services and Indemnity Agreement as Exhibit 10.5.

22.	Please file form T-1 as an exhibit to qualify your trustee under the Indenture.

Response:  In response to this comment, we have filed as Exhibit 25.1 an executed Form T-1 to qualify Wells Fargo Bank, National Association as trustee.

23.	Please file any agreements pursuant to your business with FOLIOfn.

Response:  We are still in the process of negotiating the final terms of the agreement with FOLIOfn Investments, Inc..  We will file the agreement when it is complete.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 23, 2012

24.	Please file the licensing agreement for use of PMI’s platform, if different from the Servicing Agreement.

Response:  Section 2.1 of the Servicing Agreement grants Prosper Funding a license to use PMI’s platform.  There is no separate licensing agreement.

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 1 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,
/s/ Sachin Adarkar
Sachin Adarkar

Secretary

cc:	Keir D. Gumbs

Covington & Burling LLP

1201 Pennsylvania Avenue, NW

Washington, DC 20004